Q2 FY2023 INVESTOR PRESENTATION

2   This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this presentation, other than statements of historical facts, are forward-looking statements. The words “believe,” “estimate,” “expect,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements include, but are not limited to, the statements regarding our business strategy and our plans and objectives for future operations, our addressable market, potential technological disruptions, and client demand for our services. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our business, results of operations and financial condition may be negatively impacted by the Russia and Ukraine armed conflict or if general economic conditions in Europe, the United States or the global economy continue to worsen; including increased inflation; Endava’s ability to manage our rapid growth or achieve anticipated growth; our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration; our ability to attract and retain highly-skilled IT professionals at cost-effective rates; our ability to penetrate new industry verticals and geographies and grow our revenue in current industry verticals and geographies; our ability to maintain favourable pricing and utilisation rates; our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in our market; our ability to adapt to technological change and innovate solutions for our clients; our ability to collect on billed and unbilled receivables from clients; our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate fluctuations; our ability to remediate the identified material weaknesses and maintain an effective system of disclosure controls and internal control over financial reporting and our future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2022. Except as required by law, we assume no duty to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this presentation. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements contained in this presentation.   This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither we nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.   By attending or receiving this presentation you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of our business.   This presentation includes non-IFRS financial measures which have certain limitations and should not be considered in isolation, or as alternatives to or substitutes for, financial measures determined in accordance with IFRS. The non-IFRS measures as defined by us may not be comparable to similar non-IFRS measures presented by other companies. Our presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. See the IFRS to Non-IFRS Reconciliation section for a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS financial measures. Disclaimer

REIMAGINING THE RELATIONSHIP BETWEEN PEOPLE & TECHNOLOGY 3

We accelerate our clients’ ability to take advantage of new business models and market opportunities by ideating and delivering dynamic platforms and intelligent digital experiences that are designed to fuel rapid, ongoing transformation of their businesses.   By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of Product & Technology Strategies, Intelligent Experiences, and World Class Engineering to help our clients become more engaging, responsive, and efficient. REIMAGINING THE RELATIONSHIP BETWEEN PEOPLE & TECHNOLOGY 4

5 1 Opportunity & Approach Q2 FY2023

6 WE ARE A LEADING NEXT-GEN TECHNOLOGY SERVICES PROVIDER AND HELP ACCELERATE DISRUPTION BY DELIVERING RAPID EVOLUTION TO ENTERPRISES. OUR PEOPLE SYNTHESIZE CREATIVITY, TECHNOLOGY, AND DELIVERY AT SCALE IN MULTI-DISCIPLINARY TEAMS, ENABLING US TO SUPPORT OUR CLIENTS FROM IDEATION TO PRODUCTION. FROM PROOF OF CONCEPT, TO PROTOTYPE, TO PRODUCTION, WE USE OUR ENGINEERING EXPERTISE TO DELIVER ENTERPRISE PRODUCTS AND PLATFORMS CAPABLE OF HANDLING MILLIONS OF TRANSACTIONS PER DAY. IN THIS NEW REALITY, WE’LL BUILD THE EXPERIENCES, TECHNICAL SCAFFOLDING, AND INFRASTRUCTURE DESIGNED TO ENABLE AN ENTIRELY NEW SET OF INTERACTIONS BETWEEN PEOPLE AND TECHNOLOGY. We enable change AS A RESULT OF THE RAPID SOCIAL CHANGES, THE WORLD HAS BEEN FORCED TO ADAPT OVER THE LAST SEVERAL YEARS, BUSINESSES HAVE HAD TO SWIFTLY EVOLVE TO ENSURE THEY COULD CONTINUE TO OPERATE, WHILE MEETING A VERY DIFFERENT SET OF CUSTOMER EXPECTATIONS. IN THIS NEW REALITY, AN ORGANISATION’S ABILITY TO OPERATE PRIMARILY IN A DIGITAL LANDSCAPE MAY DICTATE ITS ABILITY TO BOTH SURVIVE AND SUCCEED. WE BELIEVE, MOVING FORWARD, TRUE DIGITAL TRANSFORMATION AND THE ESTABLISHMENT OF A FLEXIBLE BUSINESS MODEL WILL BECOME MISSION CRITICAL FOR BUSINESSES. The new reality

LARGE AND FAST GROWING MARKET OPPORTUNITY DELIVER RAPID EVOLUTION BY COMBINING NEXT-GEN TECHNOLOGIES WITH DEEP INDUSTRY EXPERTISE STRONG GROWTH AND FINANCIAL PERFORMANCE IDEATION TO PRODUCTION CAPABILITIES, DISTRIBUTED AGILE AT SCALE, DOMAIN EXPERTISE AND NEAR-SHORE LOCATIONS FOUNDER-LED, EXPERIENCED MANAGEMENT TEAM WITH STRONG CULTURE 7

8 TRADITIONAL IT SERVICES BUS. & TECH CONSULTANTS ENGINEERING ENTERPRISE AGILE AUTOMATION NEXT-GEN TECH STRATEGY   USER EXPERIENCE DIGITAL   AGENCIES

We serve a  large addressable market. * IDC Worldwide Digital Transformation Spending Guide, October 2022 update. 9 $3.4T 2026 16.3% FIVE-YEAR CAGR FOR DIGITAL   TRANSFORMATION   INVESTMENTS

10 ENDAVANS BY GEOGRAPHY FY19 FY20 FY21 FY22 Q2FY22 Q2FY23 Western Europe 254 448 493 602 536 634 Central Europe - EU Countries 3,062 3,368 4,469 6,093 5,299 6,194 3,316 3,816 4,962 6,695 5,835 6,828 Central Europe - Non-EU Countries 1,583 1,810 2,361 2,842 2,597 2,873 Latin America 780 895 1,244 1,927 1,604 1,882 North America 75 103 311 348 350 375 APAC 5 38 5 221 Middle East 3 - 4 5,754 6,624 8,883 11,853 10,391 12,183 Our people are at the heart of who we are and drive our success as   a business. We enable Endavans to be the best they can be, through our positive working experience ensuring everyone feels respected, included, and connected to our culture. 12,183 GLOBAL EMPLOYEES AS OF DEC 31, 2022 17.2% EMPLOYEE GROWTH Q2FY22 TO Q2FY23 36% WOMEN IN TOTAL STAFF AS OF DEC 31, 2022 2% 15%3% 24% 56% EUROPEAN UNION EUROPE NON-EU NORTH AMERICA LATIN AMERICA APAC & MIDDLE EAST Q2FY23 ENDAVANS BY REGION

11 CLOSE TO CLIENT Australia Austria Canada Denmark Germany Ireland Netherlands Singapore   Switzerland United Kingdom United Arab Emirates United States NEARSHORE LOCATIONS European Union:   Bulgaria, Croatia, Poland, Romania and Slovenia   Central Europe:   Bosnia & Herzegovina, Moldova, North Macedonia and Serbia   Latin America:  Argentina, Colombia, Mexico and Uruguay Asia Pacific: Malaysia, Vietnam   64 cities  27 countries

HISTORY OF ENDAVA 12,183 FOUNDED IN COMPUDAVA ALPHEUS NICKELFISH PS TECH ISDC EXPAND   TO CE VELOCITY PARTNERSCONCISE UK IT CONSULTANCY 60 240 1,000 EXPAND   TO USA EXPAND   TO LATAM IPO NYSE JULY 2018 MOLDOVA   NEARSHORE   LOCATION GERMANY   CONSULTING BUSINESS USA   DIGITAL, UX   & STRATEGY   FIRM USA & LATAM   NA SALES & LATAM DELIVERY SERBIA   AGILE DELIVERY NETHERLANDS   & CE   AGILE DELIVERY 2,000 BAIN PARTNERSHIP ANNOUNCED HEADCOUNT Q2 FY23 INTUITUS UK   IT CONSULTANCY PRIVATE EQUITY EXOZET GERMANY DIGITAL AGENCY 12 2000 2023 COMTRADE DIGITAL SERVICES ADRIATIC REGION   SOFTWARE ENGINEERING SERVICES FIVE USA, CROATIA DIGITAL AGENCY LEVVEL USA TECH STRATEGY CONSULTING & ENGINEERING 5,000 LEXICON AUSTRALIA TECH CONSULTING, DESIGN & ENGINEERING

13 WE CREATE VALUE THROUGH THE DELIVERY OF

14 BUSINESS ANALYSIS DATA & ANALYTICS   DIGITAL PRODUCT STRATEGY PE DIGITAL & IT ADVISORY PROGRAMME MANAGEMENT TECHNOLOGY STRATEGY AUTOMATED TESTING. CLOUD NATIVE SOFTWARE ENG. CONTINUOUS DELIVERY . DISTRIBUTED AGILE DELIVERY INTELLIGENT AUTOMATION SECURE DEVELOPMENT AGILE APPLICATIONS MGMT CLOUD INFRASTRUCTURE   DEVSECOPS   SERVICE DELIVERY SMART DESK   TELEMETRY & MONITORING ARCHITECTURE EXTENDED REALITY MACHINE LEARNING & AI   PRODUCT DESIGN USER EXPERIENCE DESIGN VISUAL DESIGN

15 TODAY TIME TECHNOLOGY DISRUPTION WAVES & CONVERGENCE MOBILITY PAYMENTS RETAIL / CPG CAPITAL MARKETS HEALTHTECH INSURANCE

2012 2017 NOW 2030 2040+20352025 PAYMENTS INDUSTRY TRENDS OPEN BANKING REAL TIME PAYMENTS CRYPTO WALLETS INSTANT/DIGITAL ISSUING EMBEDDED   FINANCE DLT IN CROSS BORDER PAYMENTS CLOSED LOOP PAYMENT ECOSYSTEM ISO 20022 ADOPTION VERTICALLY-INTEGRATED PAYMENTS CROSS BORDER PAYMENTS MICROPAYMENTS BNPL BIOMETRIC PAYMENTS CDBC IN CAR PAYMENTS PAYMENTS IN METAVERSE ALL PAYMENTS INSTANT NO-CASH SOCIETY ZERO FRAUD PAYMENTS NO PHYSICAL TERMINAL FREE PAYMENTS PAAS SOFTPOS FREE ACQUIRING REQUEST TO PAY VARIABLE DIRECT DEBIT

2012 2017 NOW 2030 2040+20352025 AUTOMOTIVE INDUSTRY TRENDS FUEL ECONOMY INDIVIDUAL   CAR LEASING APPLE CARPLAY ANDROID AUTO SEMI-AUTONOMOUS DRIVING AIDS CAR SUBSCRIPTION USAGE-SPECIFIC INSURANCE INTELLIGENT ROUTING PARKING, TRAFFIC JAM 5G NEW ( INDUCTIVE) CHARGING INFRASTRUCTURE DIGITAL SALES PROCESS USING   AR AND VR IN-CAR ENTERTAINMENT MEDIA IN-CAR PAYMENTS FOR ELECTRICITY, PARKING, TOLLS PAYMENTS PROPRIETARY AUTOMOTIVE OS CONNECTED TO MOBILE PHONE DEALERSHIPS   EXPERIENCE CENTERS CAR-SHARING IN-CAR   COMMERCE RETAIL RIDE-HAILING (UBER) RISING ADOPTION OF PLUG-IN HYBRID EV CONNECTED TO SMART CITIES “HANDS OFF, MIND OFF” RISING ADOPTION OF BATTERY EV ELECTRIC-ONLY   DRIVE ZONES IN CITIES VEHICLE COMMUNICATION P2P CAR-SHARING AUTONOMOUS TRAFFIC MANAGEMENT ROBOTAXIS ZERO EMISSIONS ZERO ACCIDENTS

18 AS WE STRIVE TO BE THE ASPIRATIONAL BRAND FOR IT PROFESSIONALS IN THE REGIONS IN WHICH WE OPERATE, WE ATTRACT HIGH QUALITY TALENT. TO SUPPORT THIS GROWTH, WE NEED LEADERSHIP AND HAVE DEVELOPED THE ‘PASS IT ON’ INITIATIVE WHICH DRIVES LOYALTY AND LOWERS ATTRITION. WE USE TUCK-IN ACQUISITIONS TO ACCELERATE OUR GROWTH STRATEGY - TO EITHER ESTABLISH OURSELVES IN A NEW GEO OR TO ESTABLISH A NEW AREA OF EXPERTISE AND MARKET GROWTH. BRAND CULTURE M&A Scalability

19 ENDAVA’S FIVE KEY SUSTAINABILITY FOCUS AREAS

20 KEY SUSTAINABILITY COMMITMENTS OUR PEOPLE SOCIAL IMPACT OPERATING RESPONSIBILITY INNOVATION & DATA INTEGRITY ENVIRONMENTAL IMPACT We enable our people to be the best they can be by fostering an inclusive culture, providing career and progression opportunities, and supporting their wellbeing. We follow sound environmental practices to lower our energy footprint, reduce waste, choose greener infrastructures and equipment, and promote environmentally friendly ways of working. We help our clients to accelerate industry transformation by reimagining the relationship between people and technology, while safeguarding our clients’ privacy and protecting the assets entrusted to us according to industry standards. We contribute to the societies we are part of, and more broadly the Technology & Services industry, through community and fundraising activities in the areas of Education, Health and the Environment. We apply the highest standards of business conduct and ethics to work situations and strive to make the right decisions that benefit our people, inventors, customers, suppliers and society.

21 2 Financials Q2 FY2023

22 MASTER SERVICE AGREEMENTS WITH CLIENTS PRIMARILY T&M BASED PRICING LONG-TERM CLIENT RELATIONSHIPS STRONG REVENUE GROWTH HEALTHY MARGINS LOW CAPEX REQUIREMENTS POSITIVE ADJUSTED FREE CASH FLOW Financial  Highlights

23 STRONG REVENUE GROWTH FY18 FY19 FY20 FY21 FY22 _ FY22 FY23 205.2 157.7 196.2147.5654.8446.3351.0287.9217.6 CAGR 31.7% OVER THE LAST FIVE FISCAL YEARS, 88.6% OF OUR REVENUE, ON AVERAGE, EACH FISCAL YEAR CAME FROM CLIENTS WHO PURCHASED SERVICES FROM US DURING THE PRIOR FISCAL YEAR. FY18 JUNE 30 DEC 31 6M22 6M23FY19 FY20 +30.2% YOY Revenue (£m) FY21 FY22 Q1 Q2 401.4 305.1

6M 24 FY18 FY19 FY20 FY21 FY22 _ FY22 FY23 20.3 19.1 38.624.9102.454.423.429.123.0 ROBUST PROFITABILITY FY18 FY19 FY20 FY21 FY22 _ FY22 FY23 41.933.0 39.534.8138.392.166.751.031.8 14.6% 19.2% 23.6%MARGIN FY18 FY19 17.7%14.4% FY18 JUNE 30DEC 31 6M22 6M23FY19 FY20 FY20 19.0% DEC 31 6M22 6M23 14.7% * See page 30 for reconciliation of IFRS to Non-IFRS metrics CAGR 44% Adjusted Profit Before Tax (£m)*Profit Before Tax (£m) 10.6%MARGIN 10.1% 6.7% FY21 12.2% FY21 20.6% FY22 15.6% 21.1% FY22 18.5 JUNE 30 Q1 22 20.3 6M Q1 Q2 58.8 44.0 Q212.1% 9.9% Q116.9% 19.7% 20.9% 20.4% Q2 23.6% 20.1% Q1 Q2 81.3 67.8

DEC 31 DEEP CLIENT RELATIONSHIPS FY18 FY20 FY22 Q2FY22 15610713485656346 FY18 JUNE 30 FY19 FY20 25* Calculated on a 12 month rolling basis. No. of Clients / Revenue > £1m* FY21 Q2FY22 Q2FY23 DEC 31 FY18 FY19 FY20 FY21 FY22 6M22 6M23 Q2FY22 Q2FY23 31%34%32%35%34%35%38%38%42% FY18 JUNE 30 FY19 Q2FY23FY20 Top 10 Clients Revenue % FY21 Q2FY22FY22 FY226M236M22

26 INCREASING NUMBER & SPEND OF CLIENTS FY18 FY20 FY22 Q2FY22 703689732615416275258 Total No. of Clients FY18 JUNE 30 FY19 FY20 Q2FY22 Q2FY23 DEC 31 FY21 FY22 DEC 31 FY18 FY19 FY20 FY21 FY22 6M22 6M23 Q2FY22 Q2FY23 345298579504841697647699597 Average Spend: REMAINING CLIENTS (£000s) FY18 JUNE 30 FY19 FY20 FY21 Q2FY22 Q2FY23FY22 6M22 6M23 DEC 31 0 5538 11075 16613 22150 FY17 FY18 FY19 FY20 FY21 6M22 6M23 Q2FY22 Q2FY23 6,4505,42012,85010,73022,15015,59013,38010,8709,040 FY18 JUNE 30 FY19 FY20 FY21 Average Spend: TOP TEN CLIENTS (£000s) FY22 Q2FY22 Q2FY236M22 6M23

DIVERSE REVENUE BASE: GEOGRAPHY & INDUSTRY VERTICALS 25% 22% 53% PAYMENTS AND FINANCIAL SERVICES TECHNOLOGY, MEDIA & TELECOMMUNICATIONS OTHER REVENUE % BY VERTICAL Q2 FY23 FY18 FY19 FY20 FY21 FY22 _ Q2FY22 Q2FY23 5%3%3%3%3% 33%35%35% 31%29% 27% 21% 23%21%21%24%24%28%34% 39%41%41%42%44%45%45% UK EUROPE N.AMERICA RoW * FY18 JUNE 30 DEC 31 Q2FY22 Q2FY23FY19 FY20 27 * Other includes consumer products,   healthcare, mobility and retail verticals Revenue by Region 3% FY21 FY22 3% 5%3%3%

6M LOW CAPEX & POSITIVE ADJUSTED FCF 0.00 27.00 54.00 81.00 108.00 FY18 FY19 FY20 FY21 FY22 _ FY22 FY23 37.0 31.2 21.816.5107.282.731.529.828.7 FY18 FY20 FY22 FY22 4.23.8 3.43.513.75.27.36.13.7 FY18 6M22 6M23FY19 % OF REVENUE 13.2% 15.6% 14.6% FY18 JUNE 30 FY19 10.4%1.7% 2.4% 1.9%2.1% JUNE 30 DEC 31 FY20 2.1% FY20 9.0% 28* See page 30 for reconciliation of IFRS to Non-IFRS metrics Capital Expenditures (£m) Adjusted Free Cash Flow (£m)* FY21 1.2% FY21 18.5% DEC 31 6M22 6M23FY22 2.1% FY22 16.4% Q1 6M Q1 % OF REVENUE 2.4% 2.0% Q2 2.3% 1.7% Q1 Q219.8% 18.0% Q111.2% 11.1% Q2 7.67.3 Q2 47.7 58.8

3 Appendix Q2 FY2023 29

30 IFRS TO NON-IFRS RECONCILIATION 2020 2021 2022 2021 2022 2021 2022 Reconciliation of Revenue Growth at Constant Currency to Revenue Growth as Reported under IFRS Revenue Growth as Reported under IFRS 21.9% 27.2% 46.7% 52.3% 31.6% 49.8% 30.2 % Foreign exchange rates impact (0.9)% 2.4% 0.9% 4.6% (6.9)% 3.6% (6.8)% Revenue Growth at Constant Currency Including Worldpay Captive 21.0% 29.6% 47.6% 56.9% 24.6% 53.4% 23.4 % Impact of Worldpay Captive 3.2% 0.8% — — — — — Proforma Revenue Growth Rate at Constant Currency Excluding Worldpay Captive 24.2% 30.4% 47.6% 56.9% 24.6% 53.4% 23.4 % Reconciliation of Adjusted Profit Before Tax and Adjusted Profit for the Period £ in 000s Profit before Tax 23,364 54,368 102,379 43,998 58,839 19,076 20,271 Adjustments: Share based compensation expense 15,663 24,427 35,005 20,916 15,909 11,758 6,365 Discretionary EBT bonus 27,874 — — — — — — Amortization of acquired intangible assets 4,075 6,725 10,823 4,941 6,207 2,480 3,188 Foreign currency exchange (gains) losses, net (2,054) 6,546 (9,944) (2,060) 7,533 (303) 14,947 Fair value movement of contingent consideration — — — — (7,143) — (2,894) Net gain on disposal of subsidiary (2,215) — — — — — — Total Adjustments 43,343 37,698 35,884 23,797 22,506 13,935 21,606 Adjusted Profit Before Tax 66,707 92,066 138,263 67,795 81,345 33,011 41,877 Margin % (Adjusted Profit Before Tax as a percentage of Revenue) 19.0% 20.6% 21.1% 22.2% 20.3% 20.9% 20.4 % Profit for the Period 19,991 43,450 83,093 35,951 46,747 15,406 15,019 Adjustments: Adjustments to profit before tax 43,343 37,698 35,884 23,797 22,506 13,935 21,606 Tax impact of adjustments (8,787) (7,241) (6,933) (4,977) (4,734) (2,870) (3,404) Adjusted Profit for the Period 54,547 73,907 112,044 54,771 64,519 26,471 33,221 Reconciliation of Net Cash from Operating Activities to Adjusted Free Cash Flow Net Cash from Operating Activities 37,877 87,668 120,719 54,871 66,131 34,962 40,895 Adjustments: Grant received 888 228 139 43 220 42 220 Net purchase of non-current assets (tangible and intangible) (7,319) (5,236) (13,695) (7,227) (7,575) (3,777) (4,151) Adjusted Free Cash Flow 31,446 82,660 107,163 47,687 58,776 31,227 36,964 Margin % (Adjusted Free Cash Flow as a percentage of Revenue) 9.0% 18.5% 16.4% 15.6% 14.6% 19.8% 18.0 % SUPPLEMENTAL NON-IFRS FINANCIAL INFORMATION TWELVE MONTHS ENDED JUNE 30 SIX MONTHS ENDED DECEMBER 31 THREE MONTHS ENDED DECEMBER 31